

October 29, 2012

<u>Via E-mail</u>
Mr. Jay Gottlieb
President and Chairman of the Board of Directors
Reliability Incorporated
410 Park Avenue, 15th Floor
New York, New York 10022

      Re: **Reliability Incorporated**
              Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011
              Filed October 16, 2012
              File No. 000-07092

Dear Mr. Gottlieb:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011</u>

<u>Item 9A. (T) Controls and Procedures, page 2</u>

1.   We note your response to prior comment 1 and your amended disclosures. We still note that only your Chief Executive Officer concluded on the effectiveness of your internal controls over financial reporting as of December 31, 2011. Please amend your filing to include <u>both</u> your principal executive and principal conclusions' related to the effectiveness of your internal control over financial reporting as of December 31, 2011. Refer to the guidance in Item 308 of Regulation S-K.

<u>Exhibits 31.1 & Exhibit 31.2</u>

2.   We note that you amended your filing to include certifications signed by both your principal executive officer and principal financial officer filed pursuant to Item

601(b)(31) of Regulation S-K. Please amend your filling to include these certifications along with your <u>entire</u> filing with the revised certifications. Refer to Item 601(b)(31) of Regulation S-K.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief